Jetpack Aviation Corporation

Up to 150,800 Shares of Common Stock
Minimum purchase: 30 Shares ($198.90)

We are offering a maximum of 150,800 shares of common stock on a "best efforts" basis. The offering may continue until the earlier of January 31, 2017 (which date may be extended at our option) or the date when all shares have been sold. See "*Our Securities*" for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist.

If we reach the target offering amount of $29,835, prior to January 31, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 3.

	Number of Shares	Price to Public	Underwriting discounts and commissions (1)	Proceeds to issuer (2)
Per share:	1	$6.63	$0.00	$6.63
Total Maximum:	150,800	$999,804	$0.00	$999,804

(1) We do not intend to use commissioned sales agents or underwriters.
(2) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com, estimated to be $79,000 in the aggregate for the maximum offering amount. See "*Use of Proceeds*".

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Form C.

14218 Aetna Street, Van Nuys, CA. 91401
(310) 991-5986; www.jetpackaviation.com

This Offering Circular is dated November 3, 2016

TABLE OF CONTENTS

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 3. References to "we," "us," "our," or the "company" mean Jetpack Aviation Corporation.

Our Company

Jetpack Aviation Corporation ("**JPA**" or the "**Company**") has designed and is developing a vertical take-off and landing jetpack designated as "*JB-10*", which the Company intends to market and sell worldwide. The Company is also developing a range of other vertical takeoff and landing aircraft that may one day be used as an alternative to motor vehicles.

This Offering

Securities Offered	Maximum of 150,800 shares of common stock ($999,804).
Common Stock outstanding before the Offering(1)	8,302,528.
Common Stock outstanding after the Offering(1)	8,453,328
Use of proceeds	The net proceeds of this offering will be used primarily to complete the design and development of the pre-production jetpack prototype.
Risk factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

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(1) Does not include outstanding warrants to purchase 137,278 shares of common stock at an exercise price of $5.00 per share.

Valuation Methodology

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of our CEO as to what a fair value would be. There are a number of methodologies that may be used to value our securities in the future, including, but not limited to, a valuation by an independent third party valuation firm.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in September 2016 and we have not yet begun producing or delivering our first jetpack. To date, we have no revenues. Our jetpack requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of a jetpack is a capital-intensive business. Even if we successfully raise $999,804 from this offering, we estimate that we will need to raise an additional $10,000,000 to reach the commercial production stage. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish a sales team, improve infrastructure, and make the investments in tooling and manufacturing equipment required to commercially launch our jetpack. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of our common stock.

We face significant barriers in our attempt to produce our jetpack, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to commercially produce our jetpack. We do not yet have a final commercial design, a commercial manufacturing facility or manufacturing processes. Large capital amounts shall be required to design and manufacture jetpacks. In addition, there are long lead times to bring jetapcks to market from the concept and design stage, there is a need for specialized design and development expertise, there are regulatory requirements, we must establish a brand name and image and need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

We face several regulatory hurdles.

Our jetpack will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, and noise control, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Loss or Destruction of Prototypes

The destruction or loss of one or both of our current prototypes could be costly and substantially delay the commercialization of our technology.

Supply of Components

The Company has significant reliance on the supply of technical components to manufacture our jepack. While our suppliers (and proposed suppliers) should be able to meet our demand for components, if we were to scale up our operations to commence manufacturing a number of jetpacks it remains to be seen if such suppliers can keep up with our demand. Any failure by suppliers to meet demand, or any requirements for us to source components from an alternative supplier, could hamper our growth prospects.

Intellectual Property

There is a risk of a claim being brought against the Company by a third party alleging that all or part of our jetpack infringes its intellectual property rights (including patents). This risk is essentially present with all early stage technology companies, but the Company has sought to mitigate this with its own intellectual property strategy. The idea of the "jet pack" has been around for over 70 years, so it is not possible to patent the "jetpack" concept. However, it is possible to patent the specific technologies within our jetpack that made the concept workable for the first time. The Company's patent attorneys believe that the present patent policy being followed by the Company, if continued, will provide sound and comprehensive protection not only for the JB-10 device but also for the various improvements to that device which are made as the design develops.

Demand is uncertain.

We are uncertain of the actual demand for our jetpacks. This is a brand new industry, and our jetpacks are inherently dangerous. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition. We are initially targeting multiple markets for our jetpack, including, military and defense, the first responder market, display teams (airshows, sporting events and major attractions), commercial (security, surveillance, and rapid transport), and the recreational market. Demand in these target markets is uncertain. As a new start-up manufacturer, we will have fewer financial resources than more established aviation vehicle manufacturers to withstand changes in the market and disruptions in demand. Our existing Cooperative Research and Development agreement with USSOCOM may not result in the sale of jetpacks and may require us to raise further capital to complete the required research and development.

Our success is highly dependent on our current management.

Our success is highly dependent on David Mayman, our founder and Chief Executive Officer, and Nelson Tyler, who both played a critical role in the design and development of our product. Mssrs. Mayman and Tyler have been the driving force behind the development of our jetpack and the company. The loss of their services would have a material adverse effect on our business. We have not obtained any "key man" insurance for either Mr. Mayman or Mr. Tyler.

Aviation is an inherently dangerous undertaking.

Our business involves an entirely new form of aircraft. It is at an early stage of development and as with all such endeavors there is a chance of failure or an accident. Such an occurrence may significantly impact our reputation, our future plans and our capacity to continue development.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Control by Majority Stockholder.

The Company's sole director and majority owner is David Mayman. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information.

Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $6.63, the net proceeds from the sale of the 150,800 shares in this offering will be approximately $920,804, after deducting the estimated offering expenses of approximately $79,000.

The net proceeds of this offering will be used primarily to fund the further development of the JB-10 jetpack model. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$29,835	$999,804
Less: Offering Expenses		
(a) StartEngine Fees	$1,250	$50,000
(b) FundAmerica Fees[1]	$1,200	$4,000
(c) Professional Fees[2]	$25,000	$25,000
Net Proceeds	$2,385	$920,804
Use of Net Proceeds:		
(a) Development of pre-production prototype [3]	$0	$450,000
(b) Marketing	$0	$150,000
(c) Salaries and general administrative expenses [3]	$0	$100,000
(d) Intellectual property	$0	$30,000
(e) Professional fees	$0	$30,000
(g) Working Capital [3]	$2,385	$160,804
Total Use of Net Proceeds	$2,385	$920,804

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) A portion of Development of pre-production prototype, salaries and general administrative expenses and working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

BUSINESS

Corporate Background and General Overview

Jetpack Aviation Corporation ("**JPA**") was formed as a Delaware corporation on September 14, 2016, for the purposes of finalizing the development of and commercializing the world's first portable jet-turbine powered jetpack, the JB-10.

First launched in November, 2015 (as the JB-9), the current version, JB-10, is the result of over 40 years of testing and development by two of the world's leading jetpack and rocketbelt experts. Highly controllable and capable of vertical take-off and landing ("**VTOL**"), the JB-10 is world class, cutting edge technology at the forefront of a new sector in the global aviation industry, and is small enough to be carried by the pilot or fit into a car boot, meaning it can be easily transported and deployed. The JB-10 is powered by kerosene or diesel fuel, which is inexpensive and readily available, and can travel at up to 68mph and is expected to reach altitudes in excess of 6,500ft. Further versions of the jetpack are expected to be capable of higher speeds.



Our team has a long track record of working with America's Federal Aviation Authority (FAA) in developing and certifying new parts and systems for the aerospace industry. Our founders are two of the most experienced personal VTOL aircraft entrepreneurs in the world. Nelson Tyler and David Mayman are two of only 14 people to ever fly a rocketbelt, a hydrogen-peroxide powered jetpack that had a flight time of only 30 seconds. Mr. Tyler developed the first civilian Rocketbelt and flew it in the 1970's. His rocketbelt was flown by Bill Suitor at the opening ceremony of the LA Olympic games in 1984 and watched by over 2 billion people.

Significant commercial applications and opportunities for the jetpack and planed range of VTOL aircraft, include recreational use, civilian commercial, government agencies, military use and display teams.

Developmental History

The process of developing JB-10 has been one many years of design, testing and redesign. A Jetpack, by its nature, needs to be very light and compact, have crisp handling but also be stable in all three axes of flight. The engines need to be small, light, powerful and reliable. JPA has experimented with many different engine types over the years, with varying degrees of success.

Our goal has always been to produce the lightest and smallest jetpack possible. As a result, twin turboJet engines were chosen to power the JB-10. The engines are supplied by a specialist jet turbine manufacturer in Europe, however, we have made many modifications to the standard engines and control units in order for them to perform as required for use in the JB-10 jetpack.

We have secured a 2-year exclusive agreement with the company that supplies the Jet engines. The agreement restricts the engine maker from supplying engines to other persons or companies wishing to develop a personal vertical take-off and landing ("**VTOL**") craft. This agreement may be extended if we demonstrate that we are ordering sufficient engines and will continue to be an important customer in the future.

We also own the tooling to some specific modifications that have been made to the engines allowing them to be used for a jetpack. The design of the airframe is based on Mr. Tyler's earlier experience with rocketbelts, with many changes needed related to the size, weight and shape of the engines as well as control systems and engine management systems. By comparison, a rocketbelt is very simple; it catalyzes hydrogen peroxide fed under pressure into a silver screen catalyst pack. Not a single piece of electronics is needed. The downside is extremely short flight times – the world record flight time is approximately 30 seconds. Due to the jet engines used in the JB-10, it requires sophisticated systems to start and cool the engines, to manage fuel flow and to capture operating information for display to the pilot. All of our technology has been developed by us and is proprietary to the Company.

Most of the initial testing was carried out in Van Nuys, CA – including the early static engine tests and initial on-tether flight tests.

JPA is dedicated to remaining at the forefront of personal VTOL transport and is already working on electrically powered alternatives.

Competition

While we currently are leading its field and have no direct competition, other recreational vehicle or aviation companies such as the manufacturer of light general aviation aircraft and kit aircraft, could copy the JB-10 design, or reverse engineer it to create a competing Jetpack. Also a competing company may develop an aviation device similar to the JB-10 in terms of size and capabilities, but which does not infringe on any of our intellectual property rights. Examples of potential competitors include: the Martin Aircraft Company,

Ehang company (personal commuter drone), the DJI drone company, Kitfox Aircraft, Acro Sport, Inc, Glasair Aviation, Lancair International Inc, AeroMobil and AVIC China,

Other aircraft types could be developed to fulfil missions for which we intend to market our range of jetpacks. For example, large autonomous drones or autonomous mini helicopters could be used for search and rescue, surveillance and personnel extraction. At this time, we also have no direct competition in the personal recreational aircraft market. Ultralight helicopters and fixed wing aircraft have been generally available for sometime but no company or person has developed and offered for sale a turbine powered jetpack. The Martin Aircraft Company, a New Zealand based company, is in the process of developing a single engine gasoline powered ducted fan aircraft which it has branded as a jetpack. It is very different in design to our jetpack – it is not powered by jet engines and is much too large and heavy for a person to carry. Notwithstanding the foregoing, the Martin Aircraft may be utilized by some of our prospective customers and therefore compete with our products.

Employees

The Company has no employees other than its sole officer and director, as of the date hereof, but anticipates that it will begin hiring employees in November 2016.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

Jetpack Aviation, Ltd., a Hong Kong corporation, our wholly owned subsidiary, owns the designs and intellectual property related to our jetpack. We have pending patent applications in the United States and before the World Intellectual Property Organization.

Indebtedness

The Company has no indebtedness.

Previous Offerings

In October 2016, the Company issued 1,508 shares of common stock under Regulation D of the Securities Act Rules in exchange for $6.63 per share. The proceeds of these offerings are being used for working capital.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.jetpackaviation.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We commenced operations in September 2016, and are still completing the initial pre-production protoype for our JB-10 jetpack.

The company will need to raise a substantial amount of additional capital in the future. The Company anticipates that it will need to raise an additional $10,000,000 in order to complete development of the pre-production prototype, establish manufacturing facilities and begin manufacturing and taking orders for its jetpack. The Company does not anticipate achieving any revenues until 2018.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we complete the design and development of our vehicle and begin taking advanced orders and deposits, which we do not anticipate occurring until at least 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we can operate the business for 14 months without revenue generation.

Liquidity and Capital Resources

As of October 1, 2016, we had cash of $20,000. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholders, as well as funds raised into our wholly owned subsidiary.

PLAN OF OPERATIONS

Upon completion of this offering, the Company plans to invest in the further development of the JB-10 jetpack and its additional range of jetpacks. Specifically, this includes the ongoing development required under our Cooperative Research and Development Agreement with the US military (USSOCOM), a parachute safety system, multi engine jetpack version, training simulator and electric powered training jetpack.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
David Mayman	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
David Mayman	Sole Director	Since inception

Our chief executive officer works full time for us. During the past 5 years, Mr. Mayman has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our sole officer and director, we do not have any employees.

Executive Officers

David Mayman, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Mayman is the founder and has served as the CEO, Treasurer and sole director of the Company since September 2016. He is a passionate aviator and entrepreneur with more than 30 years business experience. He holds a commercial pilot licence in the United States and private helicopter licences in the United States, Australia and Europe. He has extensive experience as a management consultant to large corporations in a wide range of industries including mining, banking and insurance. He has been involved in company start-ups in the resources, software and digital media sectors as an investor, executive and director. Most recently, Mr. Mayman was Director of International Business Development at MarketBoomer from 2003 to 2015 and since June 2015, has served as CEO of JetPack Aviation Limited in Hong Kong, our wholly owned subsidiary. Mr Mayman holds a Bachelor of Business Administration from KCAE, University of Technology Sydney, Australia.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in the fourth quarter of 2016.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Mayman	4,800,000 shares of common stock	57.82%
Nelson Tyler	3,200,000 shares of common stock	38.55%

RELATED PARTY TRANSACTIONS

We have a license agreement with our wholly owned subsidiary, Jetpack Aviation Limited, a Hong Kong corporation, pursuant to which we license our technology. We have not entered into any other related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share. As of the date of this Offering Circular, 8,302,528 shares of common stock are outstanding, as well as a warrant to purchase 137,278 shares of common stock having an exercise price of $5.00 per share. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

INVESTMENT PROCESS

See Exhibit C to Form C.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than March 31 each year. Once posted, the annual report may be found on the Company's website at www.jetpackavaiation.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record, and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.